TARSIS RESOURCES LTD

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2014

INTRODUCTION

This is Management’s Discussion and Analysis (“MD&A”) for Tarsis Resources Ltd. (“Tarsis” or the “Company”) and has been prepared based on information known to management as of February 27, 2015.

The MD&A is intended to complement and supplement the Company’s condensed consolidated interim financial statements, but it does not form part of those condensed consolidated interim financial statements. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended December 31, 2014 and the related notes and the audited consolidated financial statements for the year ended September 30, 2014 and the related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar figures included in those financial statements and/or this MD&A are quoted in Canadian dollars unless otherwise specified.

FORWARD LOOKING STATEMENTS

Certain sections of this MD&A provide, or may appear to provide, a forward-looking orientation with respect to the Company’s activities and its future results.  Consequently, certain statements contained in this MD&A constitute expressed or implied forward-looking statements.  Terms including, but not limited to, “anticipate”, “estimate”, “believe” and “expect” may identify forward-looking statements.  Forward-looking statements, while they are based on the current knowledge and assumptions of the Company’s management, are subject to risks and uncertainties that could cause or contribute to the actual results being materially different than those expressed or implied.  Readers are cautioned not to place undue reliance on any forward-looking statement that may be in this MD&A.

Forward looking statements that have been made in this MD&A include:

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Plans for exploration of the Company’s exploration and evaluation assets;

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Plans or activities to be performed by optionee companies on the Company’s exploration and evaluation assets;

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References to future commodity prices;

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Budgets or estimates with respect to future activities;

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Estimates of  how long the Company expects its working capital to last; and

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Management expectations of future activities and results.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.SEDAR.com and/or on the Company’s website at www.tarsis.ca.

SUMMARY AND OUTLOOK

Tarsis follows the prospect generator model whereby it acquires mineral exploration and evaluation assets (Mineral Properties)  on attractive terms, adds value through early stage exploration and then vends or options some or all of a value-added Mineral Property to a third party explorer for further advancement.  The Company may receive cash or share consideration at the time of the option agreement or during the term of the option agreement.  In addition, the Company normally retains an ownership interest in the Mineral Property and a royalty on potential future production.

The environment for junior resource companies has been challenging for many months and it is anticipated that recovery of the sector may take many more months.  We evaluate our projects on a regular basis using criteria that include political environment, relative cost of exploration, seasonality and type of mineral.  As a result of our review, we may from time to time reclassify some properties to or from growth pipeline properties and key properties. The majority of our efforts and resources are expanded on key properties.

Subsequent to December 31, 2014, the Company announced a merger transaction that will bring additional properties to the Company for evaluation and change the name to Alianza Minerals Ltd. (“Alianza”). We will apply the same methodology to the new properties to determine which are key or growth pipeline properties.

The Company has one key property, Yago, located in Nayarit State, Mexico. In addition, the Company has a selection of other properties referred to as “growth pipeline” properties in this MD&A. The current growth pipeline properties are located in Mexico, Nevada and the Yukon and Tarsis may invest in other geographic areas as appropriate. Growth pipeline properties may be new properties that the Company has acquired or existing properties that are at some stage of exploration or evaluation and for which Tarsis has the desire to transform them into key properties. The exploration environment in Mexico is becoming more complicated as Mexico has increased some requirements for minimum exploration expenditures and the Company is assessing the impact that may have, if any, on further exploration in Mexico.

For the 2015 fiscal year Tarsis has continued to monitor its cash very closely and is focusing on key objectives to improve shareholder value, one of which is the merger.  The Company intends to raise more funds either through exploration partnership agreements or with additional private placements in fiscal 2015.

Additional Mineral Property information, including 2015 activity, can be found in Section 3 and more detailed Mineral Property information can be found on the Company’s website at www.tarsis.ca.

Management’s overall expectations for the Company are positive, due in part to the following factors:

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The merger to form Alianza;

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The Company is focusing its exploration on gold, silver and copper due to management’s expectation of increasing gold, silver and copper prices; and

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The Company is focusing its efforts on optioning one of four Mexican properties and may continue with others once the Company completes its analysis of the new Mexican work commitment requirements.

TABLE OF CONTENTS

1. Background		4

2. Overview		4
2(a)	Company Mission and Focus	4
2(b)	Qualified Person	4
2(c)	Description of Metal Markets	4
2(d)	Use of the terms “Mineral Resources” and “Mineral Reserves”	4

3. Mineral Properties		5
3(a)	Mexican Properties	5
The Yago Property – a Key Property		5
The Erika Property		7
3(b)	Growth Pipeline Properties – Mexico	8
The Gallo de Oro Property – a Growth Pipeline property		8
The San Pedro Property – a Growth Pipeline property		8
Other – Growth Pipeline property		9
3(c)	Growth Pipeline Properties – USA	9
The BP Property – a Growth Pipeline property		9
Other – Growth Pipeline property		10
3(d)	Growth Pipeline Properties – Yukon Territory	10
The Goz Creek Property – a Growth Pipeline property		10
The MOR Property – a Growth Pipeline property		11
The Prospector Mountain Property – a Growth Pipeline Property		12
The Tim Property – a Growth Pipeline property		14
The White River Property – a Growth Pipeline Property		15

4. Risks and Uncertainties		17
4(a)	Metal Prices and Equity Funding	17
4(b)	Exploration	18
4(c)	Political	18
4(d)	Environmental and Regulatory	18
4(e)	Market and Economic	18

5. Impairment of Long-lived Assets		18

6. Material Financial and Operations Information		19
6(a)	Selected Financial Information for the Period, including Share Capital and Mineral Property Expenditures	19
6(b)	Review of Operations and Financial Results	20
6(c)	Summary of Quarterly Results	21
6(d)	Liquidity and Capital Resources	23
6(e)	Disclosure of Outstanding Share Data	23
6(f)	Off-Balance Sheet Arrangements	24
6(g)	Transactions with Related Parties	25
6(h)	Financial Instruments	25

7. Events after the Reporting Period		27

8. Policies and Controls		29
8(a)	Significant Accounting Judgments and Estimates	29
8(b)	Exploration and Evaluation Assets	30

9. Internal Control Over Financial Reporting		30

10. Information on the Officers and Board of Directors		31

1. Background

Tarsis was incorporated in Alberta, Canada, on October 21, 2005 under the Business Corporations Act of Alberta and changed its name on June 17, 2009. The Company was listed and began trading on the TSX Venture Exchange (“TSX”) as a Capital Pool Company (“CPC”) under Exchange Policy 2.4 on March 1, 2006 under the symbol “TCC”. On July 23, 2007, the Company completed a Qualifying Transaction and moved from being a CPC to an operating exploration company. Historical information on the formation of the Company and the Company’s qualifying transaction can be found on the Company’s website www.tarsis.ca or on SEDAR at www.sedar.com.

2. Overview

2(a) Company Mission and Focus

As an early stage explorer, the Company’s goal is to identify, acquire and exploit properties with gold, silver and copper mineralization. The Company has amended its core focus to include Nevada and to minimize exploration in Yukon, Canada.  The goal is to acquire and/or generate good mineral prospects, add value to those prospects through preliminary exploration efforts, and then either vend them to 3rd parties or option them to partners who will fund further exploration in order to earn a partial interest in the prospects.  An acquisition of a prospect can be the outright purchase of a property, such as the properties purchased from Almaden Minerals Ltd. (“Almaden”) in 2007 and 2013, or it can be as a result of generative exploration efforts.  Generative exploration consists largely of prospecting, target reconnaissance and the staking of claims that the Company’s geological team considers viable targets to meet the Company’s prospect generator exploration criteria.

The Company’s key indicators of success are:  (1) Acquisition of properties with potential merit for exploration, option and partner agreements, (2) Exploration or definition of properties such that they are more attractive to potential exploration partners and (3) Exploration partner/option agreements.

2(b) Qualified Person

Mr. Marc G. Blythe, P. Eng., who is the Company’s President and CEO, is the Qualified Person as defined under National Instrument 43-101 responsible for the technical disclosure in this document.

Mr. Blythe prepared the technical information contained in this MD&A.

2(c) Description of Metal Markets

Gold and silver prices have remained well above their long term averages, albeit with high levels of volatility.  Market interest in gold exploration is currently stronger than for base metals.

Market interest in exploration for zinc and lead is increasing and interest in copper is increasing. The Company will monitor its resources relative to its opportunities during the fiscal year.

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

3. Mineral Properties

The following is a brief description of the Mineral Properties owned by the Company.  Additional information can be obtained from the Tarsis website (www.tarsis.ca).

3(a) Mexican Properties

The Yago Property – a Key Property

On June 10, 2013, the Yago property was purchased from Almaden, and is located in Nayarit State, Mexico. The project is 50 km north of Tepic, the state capital of Nayarit.  Almaden has a 2% NSR royalty on future production on Yago. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden to pay for the Yago property together with four other properties in Mexico and two properties in Nevada, USA.

In addition, an area of influence has been outlined in Mexico, where Almaden will provide its proprietary data and concepts to the Company.  In return, the Company will issue 200,000 shares to Almaden for each new property acquired within the area of influence.  The Company will issue a further 800,000 shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

On October 2, 2013, the Company announced exploration and assay results from Yago property.  During August 2013, a focused orientation was conducted at two historical locations referred to as La Tejona and La Sarda within the central and northern parts of the property, respectively.  At both sites, previously reported vein zones were re-exposed and channel samples were collected using a diamond blade rock saw.

Highlights from within broadly mineralized intervals from the sawn channel sampling include:

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13.65 g/t gold and 57.4 g/t silver across 0.37 m at La Tejona

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10.40 g/t gold and 92.5 g/t silver across 0.52 m at La Sarda

On May 5, 2014, the Company announced that it has carried out further exploration at its Yago project, including sawn channel sampling of outcrop, mapping and rock and soil sampling. Assay results include:

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8.90 m grading 4.12 g/t gold and 32.8 g/t silver, including;

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3.00 m grading 11.10 g/t gold and 31.6 g/t silver, which in turn includes;

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1.35 m grading 22.34 g/t gold and 36.5 g/t silver

On July 17, 2014, the Company provided an update on its continued exploration at the Yago project.

Mapping and Sampling

Preliminary mapping and sampling has been carried out along the La Tejona Trend, over approximately 1,600 m, primarily focusing on historically documented outcrops with little to no recorded sample data. Mapping and prospecting has identified at least four different structural orientations within the trend.

In the central and southern portions of the La Tejona Trend, the main structural zones are marked by a series of parallel high-level opalescent silica boulder trains with lesser crustiform banded silica and hematitic breccias.  The best exposures occur within the highest elevation portions of the ridge system defining the structural trend.  Two main silica trains are apparent ranging from tens of cm thick to roughly 10 m thickness.  They are approximately 100 m apart and have been traced along strike intermittently for 550 m.  Narrower veins, less than a meter in thickness, occur between the two main zones and on either side. Significant results from samples collected along a 400 m portion of the trend are tabulated below.

Table I – Significant Results from La Tejona Prospecting

Main Structure	Secondary Structure	Chip Sample (Y/N)	Thickness (m)	Au (g/t)	Ag (g/t)

Q346339		Y	0.40	12.70	96
Q346329		Y	0.35	14.60	100
Q346340		Y	0.35	6.31	59
	Q346341*	Y	0.03-0.10	1.57	44
	Q346334	Y	0.08	3.79	-
	Q346333	N	0.35	3.53	52
Q346335		N	0.20	1.84	88
Q346336		N	0.25	1.32	74
Q346337		Y	1.25	0.65	-
Q346338		Y	1.25	1.00	32
	Q346322	Y	0.15	3.77	692
* Compilation of 8 veins collected across 15 m section of old trench

Deep pit soil sampling at the south-western end of the La Tejona Trend in an area referred to as the Florencio Zone identified highly elevated gold values, ranging from 96 ppb to 499 ppb (0.499 g/t gold) and averaging 289 ppb from seven contiguous pits.   The pits were excavated at roughly 10 m spacing across a 160 m section interpreted to coincide with the buried southern extension of the central gold-bearing La Tejona structural zone.

The Florencio Zone is situated at a similar elevation to the Caliente Zone 1,600 m to the northeast.  Samples of high-level silicification were collected from insitu and locally weathered material approximately 30 m and 180 m along strike to the northeast, respectfully.  The nearest exposure to the Florencio Zone was identified in a road cut and consists of 0.45 m of opalescent silica and hematized clay altered andesite within a northerly trending vertical structure.  A channel sample across the exposure returned 0.66 g/t Au.  Similar material sampled in an earlier program across a 6 m portion of a 15 m wide boulder train 150 m to the northeast, yielded 0.42 g/t Au.

A new discovery was made while prospecting east of the La Tejona Trend in an area where no previous work has been documented.  The Vaca Blanca Zone is located approximately 800 m east of the central La Tejona Trend and is defined by a series of massive high-level silicification boulder trains approximately 5 to 7 m wide within a low lying field.  Smaller zones of crustiform banded quartz material and lesser hematized breccia material are also observed among the boulder trains.  One sample of silica-clay altered material with localized hematized breccia and minor dark bands returned 6.31 g/t gold and 58.9 g/t silver.

Diamond Drilling

At the Caliente Zone, previously reported work by the Company identified high-grade gold and silver samples, including 8.9 m of sawn channel sample grading 4.12 g/t gold and 32.8 g/t silver.  To test the geological continuity of this zone and ore shoot potential beneath the surface sawn channel sampling, the Company completed a seven hole, 663 m diamond drill program.  The holes tested an 85 m section of the Caliente Zone to a depth of approximately 100 m vertical.

The Caliente Zone consists of a coherent zone of silicification containing crustiform and coliform banded textures along with extensive multiphase brecciation.  Minor banded sulphide is present, comprising galena, sphalerite, pyrite and lesser chalcopyrite. The zone was intercepted as predicted in all holes and its drilled intervals ranged from 7.33 m to 17.09 m (true thicknesses are approximately 70 to 90% of the drilled intervals).  Anomalous gold and silver values were detected in all holes; however the target intervals did not pierce ore shoot mineralization associated with the sawn channel sampling.  Hole CZDD14-03 intercepted 1.42 m grading 0.5 g/t gold and 25.5 g/t silver from 48 m depth.

Additional information can be found on the Company’s website at www.tarsis.ca

The Erika Property

The Erika property was purchased from Almaden in 2007 and Almaden has a 2% NSR royalty on future production from mineral claims purchased from them. It is located in the Guerrero Gold Belt, near Goldcorp’s Los Filos mine, a significant gold producer and Torex Gold’s Morelos gold project which is being developed.

The property covers approximately 16,000 hectares in Guerrero State, Mexico and was initially staked in the early 1990’s after prospecting revealed evidence of epithermal mineralization.  Large scale geochemical soil surveys conducted on the property revealed elevated levels of mercury, arsenic and antimony. Mercury was mined historically on the property.  A number of anomalous gold and silver assays have also been located.

The Company has completed a first stage drill program of approximately 2,450 meters and following this, the Company expanded the drill program by 1,000 meters.  The Company also completed grid soil sampling on two grids to follow up on anomalous stream sediment results.  In total, 4,020.8 meters were drilled at Erika.  Company personnel also reviewed historic diamond drill core from a prior operator and as a result, identified Carlin-style gold mineralization.

The Company then drilled five diamond drill holes on this target and four of them intersected anomalous gold in a sediment-hosted environment.  Results include 2.25 g/t gold over 3.60 meters from within a broader interval of 10.28 meters grading 1.14 g/t gold from drill hole ER-11-14.  In addition to elevated gold response in the drill holes analysed, coincident key pathfinder elements including arsenic (65 to >10,000 ppm), thallium (3 to 510 ppm), mercury (3 to 71 ppm), antimony (27 to 5,220 ppm) and molybdenum (3 to 1,385 ppm) are moderately to strongly elevated with respect to background levels. Base metal values are very low and generally not anomalous for copper, lead or zinc.

Key characteristics of the Erika mineralizing system include:

• Localized zones of intense decarbonatization accompanied by increased density of multi-phase calcite veining

• Orpiment and realgar preferentially replacing portions of the decarbonatized siltstone and occurring in late stage calcite veins

• Increased silicification correlative with decarbonatization within the mineralized interval

• Significantly elevated thallium, mercury, arsenic and antimony trace element geochemistry exhibiting excellent correlation with gold mineralization in drill core

• Presence of bituminous or tar-like substance in two drill holes at or near the mineralized horizon

The Company has also completed a ground magnetic survey over prospective parts of the property.

The Company also completed soil sampling programs at Erika, over two separate areas, known as the Maxela grid and the SW grid. Two distinct gold-in-soil anomalies have been outlined within the SW grid south of the current drill transect. Both anomalies are defined by intermittent clusters of gold-in-soil values 20 ppb and greater, and up to a maximum of 92 ppb. The larger of the two anomalies measures approximately 1,100 by 500 meters and trends northeasterly while the second anomaly covers an area roughly 700 by 300 meters and trends north-northeasterly. The anomalies are 600 meters apart and both contain coincidentally elevated arsenic (below detection to 3,320 ppm), thallium (0.07 to 23 ppm), mercury (below detection to 7 ppm) and antimony (0.35 ppm to 563 ppm) response.

Follow up prospecting on the SW grid recovered 16 rock samples containing various alteration assemblages. Two of the samples returned anomalous gold values (0.27 and 0.15 g/t gold) from silicified, hematitic carbonate (Morelos Limestone), strongly fractured, locally brecciated and infilled with white clay alteration.

Prospecting in mid-2012 at Erika, identified in-situ gold-bearing jasperoid breccias, features that are commonly found in Carlin gold systems.  Four samples of hematitic jasperoid breccias were collected from outcrop and returned assays ranging from 0.17 g/t gold to 0.94 g/t gold.  The jasperoids are located within the core of one of four discrete gold-in-soil anomalies measuring approximately 600 meters by 300 meters with gold values ranging from 10 ppb to 90 ppb gold.  The other three soil anomalies are located 500 meters to 1,500 meters away.  All four soil anomalies feature coincident anomalous arsenic (50 to 3,320 ppm) and thallium (1 to 23 ppm) and are coarsely defined by 200 meter by 50 meter spaced samples.

On February 5, 2013, the Company signed an option/joint venture agreement with Osisko, whereby the Company granted Osisko the right to earn up to a 75% interest in the Erika property by funding exploration and development of the property and making cash payments to the Company. Osisko was eligible to earn an initial 51% interest in the Erika property by making the following cash payments to the Company:

On December 18, 2013, Osisko terminated the option agreement and returned the project to Tarsis. Prior to the return, Osisko has incurred mineral property expenditure of approximately $604,354 and paid the Company US$50,000 in cash.

The Company continues to seek a venture partner to further explore this property and the Company’s next step will be to further evaluate the potential value of its claims relative to the cost of required Mexican work commitments.

3(b) Growth Pipeline Properties – Mexico

The Gallo de Oro Property – a Growth Pipeline property

On June 10, 2013, the Gallo de Oro property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from these mineral claims. Subsequent to June 30, 2013, the Company issued 4,000,000 common shares at aprice of $0.055 per share to Almaden to pay for Gallo de Oro property together with other four properties in Mexico and two properties in Nevada, USA.

The Gallo de Oro property adjoins the Yago property.

In addition, areas of influence will be outlined in Mexico, where Almaden will provide its proprietary data and concepts to the Company.  In return, the Company will issue 200,000 shares to Almaden for each new property acquired within the area of influence.  The Company will issue a further 800,000 shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

The San Pedro Property – a Growth Pipeline property

On June 10, 2013, the San Pedro property was purchased, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from these mineral claims. Subsequent to June 30, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden to pay for San Pedro property together with other four properties in Mexico and two properties in Nevada, USA.

In addition, areas of influence will be outlined in Mexico, where Almaden will provide its proprietary data and concepts to the Company.  In return, the Company will issue 200,000 shares to Almaden for each new property acquired within the area of influence.  The Company will issue a further 800,000 shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

Other – Growth Pipeline property

The Company also has one other property that is not material at this time and the costs of such pipeline projects are included in “other properties”.

3(c) Growth Pipeline Properties – USA

At present, the Company is focusing its efforts on its key properties however it is also evaluating the potential and/or future steps with respect to its Growth Pipeline properties.

The BP Property – a Growth Pipeline property

On June 10, 2013, the BP property was purchased from Almaden, and is located in Nevada, USA. Almaden has a 2% NSR royalty on future production from these mineral claims. Subsequent to June 30, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden to pay for BP property together with another property in Nevada, US and five properties in Mexico.

In addition, areas of influence will be outlined in Nevada, where Almaden will provide its proprietary data and concepts to the Company.  In return, the Company will issue 200,000 shares to Almaden for each new property acquired within the area of influence.  The Company will issue a further 800,000 shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

On September 18, 2013, the Company announced exploration results from the newly acquired BP property.  The BP property is being explored for Carlin-style gold mineralization within the southern Carlin Trend between the Rain and Bald Mountain deposits.

Prospecting and outcrop sampling carried out by the Company has identified gold-bearing jasperoid breccia samples with grades ranging from below detection to 247 ppb gold. The most significant of these samples occur intermittently along an 850 meter linear trend believed to coincide with a series of high-angle faults providing conduits for Carlin-style gold bearing fluids.

Geochemistry

A variety of jasperoid is present at BP and some styles are altered but unmineralized.  Jasperoid with anomalous gold values feature elevated Carlin-style pathfinder elements which include arsenic, thallium, mercury and antimony.  The most significant gold-bearing samples are shown below accompanied by anomalous key Carlin-style pathfinder elements.

Sample	Gold (ppb)	Arsenic (ppm)	Thallium (ppm)	Mercury (ppm)	Antimony (ppm)
L993072	247	125	14.6	2.6	87
L995588	191	224	0.9	3.6	60
L995589	162	256	1.0	4.5	66
L995353	77	1,490	18.2	26.7	339

During 2013, Tarsis collected 144 rock samples from the property in addition to 232 infill and grid expansion soil samples.  Anomalous gold-in-soil values range from 5 ppb to a maximum of 34.9 ppb and are coincident with the gold-bearing jasperoid samples listed in the table above.

Stratigraphy/Structure

Detailed geological mapping by Tarsis and a cursory inspection by a local Great Basin specialist identified a sequence of upper Silurian to early Mississippian clastic and carbonate rocks of which at least four sub-units are believed to host gold mineralization elsewhere within the southern Carlin Trend.

Structural mapping has identified a network of high-angle normal faults that are associated with highly silicified carbonate and/or jasperoid. Intense jasperoid development occurs at the intersection of NNW, E and NE striking high-angle fault zones.

A simplified structural interpretation of the BP property consists of a series of large horst and graben fault blocks that have down-dropped younger siliciclastic units against older carbonate stratigraphy.  All stratigraphy is believed to be upright.

A broad open syncline occurs within a large fault block located in the northeast part of the property and some of the higher gold-bearing jasperoid development occurs within the hinge zone of the syncline.

Other – Growth Pipeline property

The Company has other properties that are not material at this time and the costs of such pipeline projects are included in “other properties”.

3(d) Growth Pipeline Properties – Yukon Territory

Additional detail information may be found on the Company’s website at www.tarsis.ca.

The Goz Creek Property – a Growth Pipeline property

The Goz Creek property was purchased from Almaden in 2007 and Almaden has a 2% NSR royalty on future production from these mineral claims.  The Goz Creek property is located 180 kilometres north east of Mayo, Yukon.  The property consists of 90 mineral claims (approximately 1,800 hectares). A significant amount of information with respect to the purchase of the property and any exploration efforts may be found on the Company’s website.

The property covers an area of Lower Cambrian carbonate rocks that are believed to host Mississippi Valley Type (MVT) mineralization.  Diamond drilling in the 1970’s defined a historic, non NI 43-101 compliant resource of:

Tons	Zinc (%)	Zinc (lbs)
2,893,000	11.25	650,925,000

Tarsis does not consider the historical estimates as current mineral resources. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources. The historical estimate should, therefore, not be relied upon. The Company’s own exploration confirmed the presence of significant intercepts of zinc and silver during a 2008 exploration program including 13.55% zinc and 29.88 g/t silver over 40.68 meters. (Press Release dated November 10, 2008).

The exploration potential to expand the known mineralization is considered favorable.

The Company did not conduct any work on the property during fiscal 2013 and the first two quarters of fiscal 2014.  Yukon Government recently received and adverse judgement in the Yukon Supreme Court relating to its planned Peel Watershed Land Use Plan.  The court judgement requires the Yukon Government to implement a restrictive Land Use Plan as proposed by the Peel Watershed Planning Commission.  Yukon Government may choose to appeal the ruling.  These legal actions and the proposed Land Use Plans have discouraged exploration in this part of the Yukon and the Company is evaluating whether the changes amount to expropriation.While the Company will continue to seek viable exploration partners to enter into exploration option agreements with respect to Goz Creek, the focus of the Company will most likely remain on the Company’s properties that are prospective for gold, copper and silver as it is anticipated that those properties are more likely to attract optionees in the current market.

In accordance with the Company’s significant accounting policy, management is required to evaluate the carrying value of an exploration asset whenever there are signs that would indicate potential impairment.  With respect to the Goz Creek property, management has identified a potential dispute regarding the property’s continued exploration because of the existence of a watershed. This has, in management’s opinion, impaired the Company's ability to progress with exploration.  If the dispute is favourably resolved, management fully intends to continue their exploration of the property. However, if the issue cannot be resolved, management intends to seek compensation from the dispute. Accordingly, for accounting purposes management has determined that an impairment allowance is appropriate.

As at December 31, 2014 and subsequent thereto, the Company continues to negotiate the issue with the other parties involved.

The MOR Property – a Growth Pipeline property

The MOR property was purchased from Almaden in 2007 and Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.  The MOR property is located 35 kilometres east of Teslin, Yukon and is 1.5 kilometres north of the paved Alaska Highway.  In 2009 the Company added six mineral claims to the southwest of MOR by purchasing a 100% interest from Strategic Metals Ltd. (TSXV:SMD) (“Strategic”) and these claims have since been found to lack sufficient geological prospectivity to justify further exploration expenditures and have been dropped.  The property consists of 290 mineral claims (approximately 6,000 hectares).  A significant amount of information with respect to the purchase of the property and any exploration efforts may be found in the MD&A for October 31, 2009 and/or on the Company’s website www.tarsis.ca.

The MOR property covers an extensive VHMS system with excellent potential for the discovery of additional VHMS mineralization. Exploration to date has identified narrow accumulations of massive sulphide that likely represent a “vent distal” depositional environment. The project has high quality, untested, drill-ready targets.

During 2009, the Company focused on low cost activities, including analysis of data already collected, property-wide lithogeochemical sampling and additional gravity surveys and prospecting.   During June, 2010, Tarsis initiated a diamond drill program at the east end of the Discovery Zone, designed to test the IP and gravity anomaly defined during 2009, which is approximately coincident with a copper geochemical soil anomaly.

Two holes totaling 443.83 meters were drilled by Top Rank Diamond Drilling under the supervision of Archer Cathro & Associates (1981) Limited.  Drilling intercepted massive, semi-massive and heavily disseminated sulphides.  Highlights from the program include 7.80 meters of 0.71% copper, 0.41 g/t gold and 0.80% zinc.  Full details are provided below:

Hole	From	To	Interval (m)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)
MOR 10-01	85.10	92.90	7.80	0.71	0.41	19.3	0.80
including	92.25	92.90	0.65	1.43	1.13	49.1	1.98

MOR 10-02	No Significant Assays

* Intervals shown above approximate true widths.

The drilling is interpreted to have successfully intersected an extension to the Discovery Horizon which was also intersected in diamond drill programs conducted in 2007 and 2008.  The Discovery Horizon has now been tested and is apparently continuous over 600 meters of strike length.  Soil geochemical sampling on the Highway claims resulted in weakly anomalous copper and zinc values over a part of the claims.  Additional information may be found in the Company’s press releases of May 25, July 8, and August 31, 2010 and/or on the Company’s website.

The Company believes that it has satisfactorily explained the geochemical anomaly identified through prior augur soil sampling and that significant potential exists for the discovery of additional VHMS mineralization at the MOR property, particular in the Discovery Zone. Tarsis will now focus on finding a partner who would like to option the property to continue exploration.

Additional information can be found on the Company’s website at www.tarsis.ca

The Company did not perform exploration effort on MOR during 2013.  The Company remains confident that MOR has value for an exploration partner.

In accordance with the Company’s significant accounting policy, management is required to evaluate the carrying value of an exploration asset whenever there are signs that would indicate potential impairment.  With respect to the MOR property, management has identified that the Company is currently not in a position to develop an exploration program for the property due to shortage of funds. Once raising additional financing becomes more consistent, management intends to continue exploration on this property. Accordingly, for accounting purposes management has determined that an impairment allowance is appropriate.

The Prospector Mountain Property – a Growth Pipeline Property

The Prospector Mountain property was purchased from Almaden in 2007 and Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

The Prospector Mountain property consists of 271 mineral claims (approximately 5,500 hectares), located 90 kilometres northwest of Carmacks, Yukon.  A significant amount of information with respect to the purchase of the property and any exploration efforts prior to fiscal 2009 may be found in the MD&A for October 31, 2009 and/or on the Company’s website.

Prospector Mountain lies within the Dawson Range portion of the Tintina Gold Belt and covers an area of hydrothermal alteration and mineralization indicative of both a porphyry copper-gold and epithermal gold-silver mineralizing environment. Copper-gold mineralized and K-silicate altered Cretaceous intrusive rocks outcrop on the project as well as banded quartz veins that have returned high silver and gold values from samples taken in historic work programs. The property lies within an unglaciated portion of the Tintina Gold Belt, approximately 15 km northwest of the Freegold Mountain Project and 55 km southeast of the Casino copper-gold-molybdenum deposit.

Other significant properties in the area include Capstone Copper’s operating Minto copper mine, 30 kilometres to the north-east and Western Copper’s Carmacks project, currently in the permitting phase for mine operation, 55 kilometres to the south-east. In addition, Northern Freegold Resources is actively exploring its Freegold Mountain property, located 15 kilometers to the south-east.

The Prospector Mountain claims cover a high-level porphyry copper-gold system, the core of which is believed to be hosted within the eastern part of the claim block while peripheral epithermal gold-silver-lead vein targets occur within the western part of the property.

During 2009, the Company’s technical team discovered the Bonanza zone at Prospector Mountain. Highlights from select prospecting samples of rock talus include:

▪

82.8 g/t Au , 299 g/t Ag and 1.49 % Cu

▪

14.0 g/t Au , 1340 g/t Ag and 11.65 % Cu

▪

55.7 g/t Au , 1375 g/t Ag and 7.38 % Cu

▪

82.2 g/t Au , 888 g/t Ag and 5.97 % Cu

The Bonanza Zone hosts a series of high grade gold-silver-copper showings defined along a 1,200 m northwesterly structural trend. Eighteen samples of locally weathering vein talus were taken in total and results ranged from below detection to 82.8 g/t Au, below detection to 1,375 g/t Ag and 3 ppm to 11.65 % Cu. Some of the samples were collected specifically for fluid inclusion work and alteration characterization. A number of samples contain malachite and azurite either as breccia clasts, matrix filling and later fracture filling. Only rare occurrences of pyrite and chalcopyrite are noted within the samples. Recessive lineaments defining the Bonanza structural trend are somewhat intermittent but are interpreted to span a width of roughly 200 meters.

Map showing details of high-grade samples from the Bonanza zone.

In the first quarter of the 2010 fiscal year, Tarsis optioned the Prospector Mountain property to an exploration company.

In August, 2010, the partner announced that it had improved on the prospecting results from the property, by locating select samples including one which returned an assay value of 109 g/t gold from the Bonanza Zone.  They also announced the completion of a soil geochemical survey which defined an anomalous gold and copper zone measuring 1,000 meters by 550 meters in size.  In September, 2010, they announced the commencement of drilling of up to eleven holes for an anticipated total of 1,500 meters.

During the eleven months ended September 30, 2011, the partner announced the results of the drilling program.  It completed eight holes for a total of 1,463 meters of diamond drilling.  The high-grade samples lie within a 1.4-kilometre trend of anomalous gold, silver and copper soil geochemical response known as the Bonanza zone. The diamond drill holes were located within the central part of the Bonanza zone and tested approximately 580 meters of strike length, with all holes drilled to the east on dips of minus 45 or 50 degrees.

Assay results from the drill program are presented in the attached table.

Drill hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)	Ag (g/t)

PM10-01	77.40	81.90	4.50	2.64	-	3.1
Including	77.40	80.80	3.40	3.42	-	3.9
Including	78.75	79.32	0.57	14.15	-	15.0
PM10-02	179.40	181.40	2.00	0.21	-	0.7
PM10-03	152.00	154.00	2.00	1.23	-	0.2
PM10-05	14.74	16.43	1.69	0.13	0.12	7.1
PM10-05	79.80	89.00	9.20	1.13	0.04	9.9
Including	79.80	82.69	2.89	2.95	0.07	25.4
Including	81.69	82.69	1.00	6.49	0.12	69.7
PM10-06	33.12	33.98	0.86	0.31	-	0.8
PM10-06	75.90	78.70	2.80	0.49	-	2.8
PM10-06	154.90	155.44	0.54	0.03	0.02	167.0
PM10-06	172.63	174.00	1.37	1.53	0.36	18.3
PM10-07	63.70	65.65	1.95	0.28	-	1.7
PM10-08	41.23	41.70	0.47	2.07	0.14	2.0
PM10-08	79.64	80.99	1.35	0.40	0.12	3.1

Note: True widths are estimated to be 80 to 90 per cent of the mineralized intervals.

Based on these results, it appears that the mineralized system has greater structural complexity than expected.

The partner exceeded the required expenditures by spending approximately $750,000 on exploration during 2010. They continued exploration during the 2011 field season, including diamond drilling, extensive mapping and a property-wide airborne magnetic and radiometric survey.

During late calendar 2011, the partner was taken over by New Gold and in April 2012 they returned the project to Tarsis.

During the year ended September 30, 2013, Tarsis carried out a short program of confirmation work at Prospector Mountain to confirm the work that was carried out by the optionee.  During this visit, a selection of diamond drill core and rock samples were collected for petrography and further detailed analysis to identify potential future exploration concepts. The Company remains confident that this property has value for an exploration partner.

The Tim Property – a Growth Pipeline property

The Tim property was purchased from Almaden in 2007 and Almaden has a 2% NSR royalty on future production from these mineral claims.  It is located 72 kilometres west of Watson Lake, Yukon and 12 kilometres northeast of the Silvertip/Midway deposit (owned by Silver Standard Resources Ltd.)  The property consists of 73 mineral claims (approximately 1,500 hectares).  The property is road accessible from the Alaska Highway, with the turn off at Georges Gorge.  A significant amount of information with respect to the purchase of the property, the option to ACME (see below) and any exploration efforts may be found in the MD&A for October 31, 2009 and/or on the Company’s website.

The property features carbonate hosted silver-lead-zinc mineralization.  It was staked in the early 1980’s, around the same time as the Silvertip/Midway property (by the same geological team). In fiscal 2007 the property was optioned to ACME Resources Inc. (“ACME”) (formerly International KRL Resources Ltd. “KRL”) and at that time ACME referred to the property as “Wolf”.  Exploration to date prior to the option agreement included prospecting, geochemical soil surveys, geophysics and diamond drilling.

Diamond drilling in 5 holes by ACME during 2008 failed to intersect significant mineralization, although ACME announced that the drill program identified a four metre zone of mineralization in hole W-08-01 with assays of 10.6 g/t silver, 0.21% lead and 0.83% zinc.  ACME ran into significant cash flow problems during 2008 and in fiscal 2009 the Company announced that ACME had withdrawn from the option agreement.  ACME spent approximately $800,000 on exploration including drilling five diamond holes (1,254 metres). Additional information is available in the Company’s press release dated November 18, 2010 and/or on the Company’s website.

On November 11, 2013, the Company announced assay results from its road accessible Tim property.  During September 2013, a short, focused work program was conducted to re-evaluate an historical zone of silver-lead rich Carbonate Replacement Mineralization (CRM) exposed by mechanized trenching in 1988.  Tarsis’ field crew relocated the central historical trench (T-3) and exposed the main mineralized showing with the use of hand tools.  A total of 6.4 meters of footwall alteration and CRM were exposed at the base of the trench.  Three series of sawn channel samples were taken across the exposure at approximately 1 m spacing between channels.  The central channel tested a partial exposure of footwall alteration and the CRM while the outer channels only tested the partially exposed CRM.  Weighted average assays for each of the channel series are shown below.

Table I – Central Trench T-3 CRM Results

Channel	Interval (m)	Silver (g/t)	Lead (%)
Central	6.40	220	4.74
Including	3.70	365	7.54
including	0.70	976	8.32

West	2.70	269	8.23
including	0.70	829	7.94

East	2.50	280	10.28

The Company remains confident that this property has value for an exploration partner.

In accordance with the Company’s significant accounting policy, management is required to evaluate the carrying value of an exploration asset whenever there are signs that would indicate potential impairment.  With respect to the Tim property, management has identified that the Company is currently not in a position to develop an exploration program for the property due to shortage of funds. Once raising additional financing becomes more consistent, management intends to continue exploration on this property. Accordingly, for accounting purposes management has determined that an impairment allowance is appropriate.

The White River Property – a Growth Pipeline Property

During the 2010 fiscal year, Tarsis acquired and named the White River Property through staking, as part of the Company’s generative exploration program. The project was optioned to an exploration partner in 2012 resulting in exploration expenditures of approximately $833,000 by that exploration partner (see “Driven” below). While Driven has subsequently returned the project to the Company, the shareholders have benefited from the expenditures made by Driven to advance the project.  Further, during 2013 there was a court decision in the Yukon Territory supporting the White River First Nation’s (“WRFN”) assertion that the Yukon Government did not properly consult the WRFN on issuing a drilling permit on the Project. Tarsis will continue to work with the Yukon Government and the WFRN in a limited manner.

The Company believes it has behaved appropriately, responsibly and in accordance with all legal and regulatory requirements in its dealings with both First Nations regarding the White River property.  On July 5, 2013, Justice Vale of the Supreme Court of Yukon supported the WRFN which indicates to Tarsis that there is work to be done between the Yukon Government and the WRFN with respect to defining a mutually acceptable consultation process.

As stated in the Summary and Outlook section of this MD&A, the Company has evaluated each project based on criteria that include political environment, relative cost of exploration, seasonality and exploration potential.  In June 2013 the Company re-classified the White River Project as a Growth Pipeline project.  It was previously included as a Key Project. The Company remains confident that this property has value for an exploration partner.

A history of the project follows:

During the 2010, Tarsis announced the acquisition of a 100% interest in the property it has named White River, through the staking of 168 claims covering approximately 3,500 hectares.  The property is located at the western end of the Nisling Range, within the Tintina Gold Province. It is situated 11 kilometers north of Koidern, a minor settlement on the paved, all weather Alaska Highway. The Alaska Highway can be seen from the property.

During 2009, the Yukon Geological Survey and Geological Survey of Canada completed an airborne magnetic and radiometric survey over a wide area, including the White River property.  Tarsis utilized this survey as a fundamental input into its generative targeting process, along with the Government regional stream sediment database, as the basis for staking the Property.

Subsequent to staking, a soil geochemical survey was completed and additional prospecting and reconnaissance work was carried out. Assays were received for 47 select prospecting samples collected from the main zone of mineralization on the property, which is roughly 350 meters wide by 600 meters long.  These samples returned values ranging from 8 ppm to 2.08% copper, below detection to 4.41 g/t gold and below detection to 1,120 g/t silver.  As a result of the soil sampling program, the Company increased the size of the property to 168 claims through further staking.

In late October 2010, the Company reported updated results to the end of the 2010 field season and further assay results on 111 select rock samples, including the 47 original samples as above.  The 11 samples are all within the unglaciated main discovery zone, which is 350 meters wide by 600 meters long.  These samples returned values ranging from 8 ppm to 8.52% copper, below detection to19.3 g/t gold and below detection to 1,310 g/t silver.  Rock specimens were collected with visible sulphide mineralization and alteration and assays confirmed the presence of strongly anomalous copper, gold and silver values, including one select prospecting sample containing 19.3 g/t gold, 0.21% copper and 16.9 g/t silver. Another sample contained 8.52% copper and 6.0 g/t silver, while another contained 1,310 g/t silver, 0.51 g/t gold and 2.02% copper.

During the eleven months ended September 30, 2011, the Company reported final results from the 2010 exploration program at White River. Detail prospecting has identified a high-grade, east-trending gold zone (HG zone), defined by strongly anomalous gold-in-soil response over an 800-metre strike length. Locally derived talus samples returned gold values below detection to 39.8 grams per tonne gold within an approximately 200 meter portion of the anomaly. In total, 267 select prospecting samples were collected from the White River property, yielding values ranging from below detection to 39.8 g/t gold, four parts per million to 8.52 per cent copper and below detection to 1,310 g/t silver. Further information can be found in the Company’s press release dated January 24, 2011, including a table of the most significant results, and on the Company’s website.  The Company staked an additional 140 claims to bring the total to 308 claims in 2011.

Tarsis announced the discovery of a new mineralized zone on the property, 500 meters north of the HG zone, which produced seven select prospecting samples with grades ranging from 0.02 g/t to 18.9 g/t gold, copper values range from 146 ppm to 22.1% and silver values range from 2.25 g/t to 595 g/t.

During the first quarter of fiscal 2012, final results were announced from the White River property exploration program that took place during the 2011 field season and comprised prospecting, mapping, two phases of soil sampling and hand trenching, along with a preliminary induced polarization (IP) survey.  Highlights from this work include the discovery of 1.0 meter grading 82.2 g/t gold from trench TR-HG11-02, along with strongly anomalous gold values from nine of eleven trenches excavated.

In addition, 27 claims were added to the property to cover anomalous soil samples on the eastern side of the property, approximately 8 kilometers from the HG zone. A strong gold-in-soil anomaly has been detected on these claims.

In April 2012, Tarsis signed an option agreement with Driven Capital Corp. (TSXV: DVV) (“Driven”) with respect to the White River Property. Under the terms of the agreement, Driven could earn a 60% interest in the White River Property by completing the following commitments before January 15, 2016:

•

Making cash payments to the Company of $400,000

•

Issuing 2,000,000 Driven shares to the Company

•

Completing $4,250,000 in exploration expenditures on the Property

The Company retained a 2% NSR royalty on any mineral produced from the Property, half of which could be purchased for $2,000,000 by Driven. The Company received $50,000 and 250,000 Driven shares in April 2012.

During 2012, Driven completed 1,327 meters of diamond drilling at the property, partially testing the HG, MB and Cool Zones, and spent approximately $833,000.

All drill holes encountered multiple, well-developed shear zones from 1 to 40 meters in drill thickness and mineralized by combinations of quartz-feldspar veining, pyrite-arsenopyrite-chalcopyrite veining and breccia, carbonate ± sulphide veining and breccia, limonitic fracture networks and gossans, present in complex, multiple cross-cutting relationships. These shear zones are believed to be steeply dipping with an en-echelon geometry showing good continuity along strike from hole to hole. Vein density increases dramatically where these high angle shear zones intersect brittle cherty metasediments, providing potentially large volume host units with low angle geometries.

About half of the shear zones intercepted by drilling can be correlated with trench exposures and surface lineaments, while the other half are blind with no surface geologic or geochemical indications. The presence of these blind zones is very encouraging and suggests that the degree of structural preparation and hydrothermal fluid flow is greater than initially thought.

Poor core recovery to total loss of core, in intervals from 1.0 to 3.0 meters in drill thickness, was encountered within one or more shear zones in each drill hole due to the high degree of fracturing, strong surface oxidation/weathering and presence of clay-rich gouge. Since these intervals of missing geologic and assay data occur within some of the mineralized shear zones, drilling was not completely successful in testing the near surface mineralized zones.

Moderately elevated gold values were identified in six of the seven holes with assays ranging from 0.42 to 3.68 g/t gold over intervals ranging from 0.38 to 1.47 meters. Poor drill core recovery was also noted by Driven, due to the high degree of fracturing, strong surface oxidation/weathering and presence of clay-rich gouge. Elevated gold intervals are coincident with strongly anomalous arsenic (in some cases greater than 10,000 ppm) and bismuth.

Elsewhere on the property, two select prospecting samples were collected from the spoil pile of a trench, excavated at the MS2 Showing in 2011. This particular material was not previously sampled and each specimen contains disseminated to semi-massive arsenopyrite in silicified metasediments interpreted to be part of the Yukon-Tanana assemblage underlying the stratigraphic sequence hosting the HG, Cool and MB zones. The two samples collected returned 18.90 and 3.25 g/t gold and both samples have strongly anomalous accessory arsenic, bismuth and tellurium. The MS2 Showing is located approximately 500 meters south of the HG Zone and was not drilled during the 2012 campaign.

In February 2013, Driven returned the White River project to the Company.

4.  Risks and Uncertainties

4(a) Metal Prices and Equity Funding

Tarsis is an exploration company and as such two of the primary risks faced by the Company are the prices of metals and the availability of equity funds at reasonable rates.  For example, the price of zinc reached an all time high in late 2006 to early 2007 (over $2.00 per pound), then fell to under $0.50 per pound, although they have since recovered to over $1.00 per pound.  Management anticipates that the inventories of zinc will be lower in the near future due to global mine reserve depletion and that the price of zinc may subsequently increase. However, as with any forward-looking assumption, there is no guarantee that management’s assumption will be realized.

4(b) Exploration

Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into economic, producing mines.  The Company also competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral claims and other interests, as well as for the recruitment and retention of qualified personnel.

4(c) Political

All junior resource companies face some level of risk with respect to the political environment of the countries in which they operate.  Tarsis currently has properties in Canada, USA, and Mexico, all of which are generally considered to be relatively friendly to mining. While management believes that the risks associated with the political environments of anticipated operations are low, it is not possible to accurately predict the likelihood of future political events or circumstances.

4(d) Environmental and Regulatory

The current level of exploration activities will require permits from various federal and local governmental authorities and will fall under the applicable country’s legislation.  While there can be no assurance that the Company will be able to satisfy all the mining laws and regulations and obtain all the necessary permits, management believes that the risk of non-compliance or permitting issues is low in the countries and areas where it currently holds properties.

4(e) Market and Economic

The Company is not expected to produce significant revenue or profits in the near future and as such will be dependent on raising money in the capital markets for its cash flow to fund its current and future operation.

5.  Impairment of Long-lived Assets

The Company completed an impairment analysis as at December 31, 2014, which considered the indicators of impairment in accordance with IAS 36, “Impairment of Assets”. Management concluded that no further impairment charges were required other than those already taken because:

•

there have been no significant changes in the legal factors or climate that affects the value of the properties;

•

all property rights remain in good standing;

•

there have been no significant changes in the projections for the properties;

•

exploration results are generally positive;

•

the Company intends to continue its exploration and development plans on its properties or seek optionees/partners for future exploration of its properties.

6.  Material Financial and Operations Information

6(a) Selected Financial Information for the Period, including Share Capital and Mineral Property Expenditures

The following selected annual financial information has been derived from the last three audited financial statements of the Company, which have been prepared in accordance with IFRS.  All dollar amounts are expressed in Canadian dollars.

	Year Ended September 30, 2014	Year Ended September 30, 2013	Year Ended September 30, 2012
Loss for the year	$ 4,118,039	$ 1,316,658	$ 1,320,376
Basic and diluted loss per share	$ 0.08	$ 0.03	$ 0.04
Total assets	$ 4,327,326	$ 7,248,052	$ 8,374,505
Cash	$ 228,579	$ 21,044	$ 1,050,662
Exploration and evaluation assets	$ 4,086,063	$ 7,203,482	$ 7,268,231

Common shares outstanding(1)	59,640,444	43,137,111	32,267,111
Warrants outstanding	23,373,333	6,870,000	6,500,000
Options outstanding	4,250,000	2,410,000	2,575,000
Finders’ warrants	740,300	471,500	105,000
Fully diluted common shares outstanding	88,004,077	52,888,611	41,447,111
Weighted average shares outstanding	48,861,202	39,814,892	30,522,167

Cumulative Mineral Property Expenditures to December 31, 2014:

	Canadian Properties	Mexican Property			American Properties
	Growth Pipeline			Growth Pipeline	Growth Pipeline
		Yago (Key)	Erika	Other Properties		Total
Acquisition and development expenditures	$ 1,638,599	$ 184,087	$ 641,253	$ 34,516	$ 24,750	$ 2,523,205
Exploration expenditures	4,107,330	240,711	1,670,000	525	157,243	6,175,809
Recovery from optionee	(426,500)	-	(49,500)	-	-	(476,000)
Government Assistance	(115,900)	-	-	-	-	(115,900)
Excess recovered	98,746	-	-	-	-	98,746
Write-off of properties	(688,931)	-	-	(15,650)	-	(704,581)
Impairment allowance	(3,439,175)	-	-	-	-	(3,439,175)
Total property expenditures as at December 31, 2014	$ 1,174,169	$ 424,798	$ 2,261,753	$ 19,391	$ 181,993	$ 4,062,104

6(b) Review of Operations and Financial Results

For the three months ended December 31, 2014 compared with the three months ended December 31, 2013:

The Company recorded a net loss for the three months ended December 31, 2014 of $97,501 (loss per share - $0.00) compared to a loss of $124,688 (loss per share - $0.00) for the three months ended December 31, 2013.

Excluding the non-cash depreciation of $242 (2013 - $443), the expenses decreased to $97,584 (2013 –$124,374).  The change in the expenses was mainly due to:

•

Investor relations and shareholder information decreased to $5,339 (2013 - $14,953);

•

Office facilities and administrative services decreased to $2,000 (2013 – $12,775); and

•

Travel decreased to $1,895 (2013 - $13,773)

The Company has been monitoring its use of cash and has been actively seeking ways to reduce its operating expenses.

6(c) Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

	($) Interest income and other items	($) Mineral property write-off / Impairment allowance	($) Share-based payments	($) Wages, benefits and consulting fees	($) Accounting and legal fees	($) Investor relations and shareholder information	($) Property investigation expenses	($) Other expenses	($) Net (loss)	($) Basic & diluted gain/ (loss) per share
Q1 – Dec. 31, 2015	325	-	-	43,750	35,319	5,339	-	13,418	(97,501)	(0.00)
Q4 – Sep. 30, 2014	129	3,439,175	-	43,750	42,187	5,843	-	56,740	(3,587,566)	(0.07)
Q3 – Jun. 30, 2014	215	-	-	44,181	37,430	4,785	-	26,992	(113,173)	(0.00)
Q2 – Mar. 31, 2014	1,239	-	167,091	47,024	18,859	20,690	731	39,456	(292,612)	(0.01)
Q1 – Dec. 31, 2013	129	-	-	45,469	31,566	14,953	-	32,829	(124,688)	(0.00)
Q4 – Sep. 30, 2013	163	515,637	-	43,750	60,707	9,743	193	16,975	(683,842)	(0.02)
Q3 – Jun. 30, 2013	664	-	-	47,354	27,818	11,679	990	30,655	(117,832)	(0.00)
Q2 – Mar. 31, 2013	1,118	188,944	-	43,750	(6,336)	23,199	3,461	40,091	(291,991)	(0.01)

Please see explanatory notes below.

Explanatory Notes:

During the quarter ended December 31, 2014, the Company earned interest of $325. Accounting and legal expenses were $35,319 and wages, benefits and consulting fees were $43,750. During the first quarter of 2015 the Company recorded $5,339 with respect to investor relations and shareholder information. Included in the other expenses in the table above are: $2,000 incurred for office rent paid to a related company for the three months ended December 31, 2014 (See “Transactions with Related Parties”), $4,853 in office expenses, $4,428 incurred for transfer agent & listing and filing fees, $1,895 incurred for travel expense and $242 in depreciation.

During the quarter ended September 30, 2014, the Company earned interest of $129. Accounting and legal expenses were $42,187 and wages, benefits and consulting fees were $43,750. During the fourth quarter of 2014 the Company recorded $5,843 with respect to investor relations and shareholder information. Included in the other expenses in the table above are: $12,301 incurred for office rent and administrative expenses including $4,100 per month for office facilities and administrative expenses paid to a related company for the three months ended September 30, 2014 (See “Transactions with Related Parties”), $3,682 in office expenses, $788 incurred for transfer agent & listing and filing fees, $4,526 incurred for travel expense and $443 in depreciation.  The Company recognized an impairment allowance of $3,439,175 from writing down certain of its Canadian properties.

During the quarter ended June 30, 2014, the Company earned interest of $215. Accounting and legal expenses were $37,430 and wages, benefits and consulting fees were $44,181. During the third quarter of 2014 the Company recorded $4,785 with respect to investor relations and shareholder information. Included in the other expenses in the table above are: $12,304 incurred for office rent and administrative expenses including $4,100 per month for office facilities and administrative expenses paid to a related company for the three months ended June 30, 2014 (See “Transactions with Related Parties”), $3,901 in office expenses, $3,843 incurred for transfer agent & listing and filing fees, $6,501 incurred for travel expense and $443 in depreciation.

During the quarter ended March 31, 2014, the Company earned interest of $239. Accounting and legal expenses were $18,859 and wages, benefits and consulting fees were $47,024. During the second quarter of 2014 the Company recorded $20,690 with respect to investor relations and shareholder information, and paid $731 for property investigation expenses. Included in the other expenses in the table above are: $12,308 incurred for office rent and administrative expenses including $4,100 per month for office facilities and administrative expenses paid to a related company for the three months ended March 31, 2014 (See “Transactions with Related Parties”), $6,723 in office expenses, $10,328 incurred for transfer agent & listing and filing fees, $9,654 incurred for travel expense and $443 in depreciation.

During the quarter ended December 31, 2013, the Company earned interest of $129. Accounting and legal expenses were $31,566 and wages, benefits and consulting fees were $45,469. During the first quarter of 2014 the Company recorded $14,953 with respect to investor relations and shareholder information. Included in the other expenses in the table above are: $12,775 incurred for office rent and administrative expenses including $4,100 per month for office facilities and administrative expenses paid to a related company for the three months ended December 31, 2013 (See “Transactions with Related Parties”), $2,473 in office expenses, $3,365 incurred for transfer agent & listing and filing fees, $13,773 incurred for travel expense and $443 in depreciation.

During the quarter ended September 30, 2013, the Company earned interest of $163. Accounting and legal expenses were $60,707 and wages and benefits were $43,750. During the fourth quarter of 2013 the Company recorded $9,743 with respect to investor relations and shareholder information, and paid $193 for property investigation expenses. Included in the other expenses in the table above are: $12,302 incurred for office rent and administrative expenses including $4,100 per month for office facilities and administrative expenses paid to a related company for the three months ended September 30, 2013 (See “Transactions with Related Parties”), $1,638 in office expenses, $769 incurred for transfer agent & listing and filing fees, $1,833 incurred for travel expense and $433 in depreciation.

During the quarter ended June 30, 2013, the Company earned interest of $664. Accounting and legal expenses were $27,818 and wages and benefits were $47,354. During the third quarter of 2013 the Company recorded $11,679 with respect to investor relations and shareholder information, and paid $990 for property investigation expenses. Included in the other expenses in the table above are: $12,312 incurred for office rent and administrative expenses including $4,100 per month for office facilities and administrative expenses paid to a related company for the three months ended June 30, 2013 (See “Transactions with Related Parties”), $6,323 in office expenses, $3,501 incurred for transfer agent & listing and filing fees, $8,086 incurred for travel expense and $433 in depreciation.

During the quarter ended March 31, 2013, the Company earned interest of $1,118. Accounting and legal expenses were a negative amount of $6,336 and wages and benefits were $43,750. During the second quarter of 2013 the Company recorded $23,199 with respect to investor relations and shareholder information, and paid $3,461 for property investigation expenses. Included in the other expenses in the table above are: $12,314 incurred for office rent and administrative expenses including $4,100 per month for office facilities and administrative expenses paid to a related company for the three months ended March 31, 2013 (See “Transactions with Related Parties”), $8,976 in office expenses, $13,518 incurred for transfer agent & listing and filing fees, $4,851 incurred for travel expense and $432 in depreciation.

6(d) Liquidity and Capital Resources

Cash Flow

As at December 31, 2014, the Company had a cash balance of $114,533 (September 30, 2014 - $228,579), receivables of $3,319 (September 30, 2014 - $4,199), marketable securities of $Nil (September 30, 2014 - $1,625) and prepaid expenses of $334 (September 30, 2014 – $4,368).

Management estimates that the current cash position, and cash received from the private placements in 2014, and future cash flows from warrants and options, receivables, and any option agreements Tarsis may achieve, will be sufficient for the Company to carry out its anticipated exploration and operating plans through the first quarter of fiscal 2015.  The Company has announced (see subsequent events) a merger with Estrella and will seek additional financing by way of a private placement of shares as part of that merger transaction.

Sources of Cash

On December 16, 2013, the Company completed a non-brokered private placement by issuing 4,836,666 units (“Unit”) at a price of $0.075 per Unit. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period, expiring on December 16, 2016 at a price of $0.15 per common share.

On March 17, 2014, the Company completed a non-brokered private placement by issuing 2,666,667 units (“Unit”) at a price of $0.075 per Unit. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period, expiring on March 17, 2017 at a price of $0.15 per common share.

On September 11, 2014, the Company completed a non-brokered private placement by issuing 9,000,000 units (“Unit”) at a price of $0.05 per Unit. Each Unit consists of one common share and one non-transferable warrant.  Each warrant entitles the holder to purchase one additional common share for a 36 month period, expiring on September 11, 2017 at a price of $0.10 per common share.

The financing proceeds will be used for mineral exploration in the Yukon, Mexico and USA, the review of new projects, and general corporate purposes.

Uses of Cash

The Company’s base plans for additional geological exploration programs on Prospector Mountain, Erika, new properties (see 3) and generative projects are budgeted at less than $250,000 and the Company estimates it will spend approximately $40,000 per month for general and administrative expenses and therefore the current cash and receivables is sufficient to last through the first quarter of fiscal 2015.

There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

6(e) Disclosure of Outstanding Share Data

Common Shares

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.

	Issued and Outstanding
	December 31, 2014	February 27, 2014
Common shares	59,640,444	61,140,444

Stock option transactions and the number of stock options are summarized as follows:

Expiry date	Exercise price	September 30, 2014	Granted	Exercised	Expired/ cancelled	December 31, 2014
October 5, 2014	$0.30	100,000	-	-	(100,000)	-
June 23, 2015	$0.20	100,000	-	-	-	100,000
October 1, 2015	$0.59	865,000	-	-	-	865,000
May 4, 2016	$0.61	425,000	-	-	-	425,000
May 7, 2017	$0.26	645,000	-	-	-	635,000
February 25, 2019	$0.10	2,125,000	-	-	-	2,125,000
Options outstanding		4,250,000	-	-	(100,000)	4,150,000
Options exercisable		4,250,000	-	-	(100,000)	4,150,000
Weighted average exercise price		$0.28	$Nil	$Nil	$0.30	$0.28

As at the date of this MD&A, there were 4,150,000 stock options outstanding.

The continuity of warrants for the three months ended December 31, 2014 is as follows:

Expiry date	Exercise price	September 30, 2014	Issued	Exercised	Expired	December 31, 2014
October 3, 2015	$0.25	6,870,000	-	-	-	6,870,000
December 16, 2016	$0.15	4,836,666	-	-	-	4,836,666
March 17, 2017	$0.15	2,666,667	-	-	-	2,666,667
September 11, 2017	$0.10	9,000,000	-	-	-	9,000,000
Outstanding		23,373,333	-	-	-	23,373,333
Weighted average exercise price		$0.16	$Nil	$Nil	$Nil	$0.16

As at the date of this MD&A, there were 23,373,333 warrants outstanding.

The continuity of finder’s warrants for the three months ended December 31, 2014 is as follows:

Expiry date	Exercise price	September 30, 2014	Issued	Exercised	Expired	December 31, 2014
October 3, 2015	$0.15	471,500	-	-	-	471,500
September 11, 2015	$0.05	268,800	-	-	-	268,800
Outstanding		740,300	-	-	-	740,300
Weighted average exercise price		$0.11	$Nil	$Nil	$Nil	$0.11

As at the date of this MD&A, there were 740,300 finder’s warrants outstanding.

The remaining outstanding stock options, warrants and finder’s warrants, if all exercised, would increase the Company’s cash by $5,112,240. However, the strike prices of the options, warrants and finder’s warrants are greater than the current share price, and this may influence whether options, warrants and finder’s warrants that expire in the near future will be exercised.

As at the date of this MD&A, there were 61,140,444 common shares issued and outstanding and 89,875,577 common shares outstanding on a diluted basis.

6(f) Off-Balance Sheet Arrangements

None at this time.

6(g) Transactions with Related Parties

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended December 31, 2014

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Marc G. Blythe Chief Executive Officer, Director	$ 43,750	$ Nil	$ Nil	$ Nil	$ -	$ 43,750

For the three months ended December 31, 2013

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Marc G. Blythe Chief Executive Officer, Director	$ 43,750	$ Nil	$ Nil	$ Nil	$ -	$ 43,750

Related party transactions and balances

		Three months ended		Balance due
	Services	December 31, 2014	December 31, 2013	As at December 31, 2014	As at September 30, 2014
Amounts due to:
Marc. G. Blythe	Wages	$ 43,750	$ 43,750	$ -	$ 3,594
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 38,000	$ 41,103	$ 26,775	$ 21,840
Almaden Minerals Ltd. (b)	Rent, insurance, office facilities and expenses	$ -	$ 12,300	$ -	$ 13,024
TOTAL:				$ 26,775	$ 38,458

(a) The president of Pacific Opportunity Capital Ltd., a private company, is the CFO and a director of the Company.

(b) A director of Almaden Minerals Ltd., a public company, is an officer of the Company.

6(h) Financial Instruments

The Company’s financial instruments consists of cash, receivables, marketable securities (classified as available-for-sale), accounts payable and accrued liabilities and due to related parties which are all in the normal course of business. Available for sale securities are recognized at fair value due to their ability for prompt liquidation or short term maturity.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  At the Company’s current expenditure level, a 10% change in the Mexican peso / Canadian dollar currency rate changes the results of operations by an insignificant amount.

(b)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution. The Company’s receivables consist of goods and services/harmonized sales tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements, but that further funding will be required for significant asset acquisition and development, and to meet long-term operating requirements. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at December 31, 2014, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

The Company may from time-to-time own available-for-sale marketable securities, in the mineral resource sector. Changes in the future pricing and demand of these commodities can have a material impact on the market value of the investments. The nature of such investments is normally dependent on the invested company being able to raise additional capital to further develop and to determine the commercial viability of its resource properties. Management mitigates the risk of loss resulting from this concentration by monitoring the trading value of the investments on a regular basis.

i)

Interest rate risk

As at December 31, 2014, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase the Company may mitigate future exposure by entering into fixed-rate deposits.

ii)

Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars and the Mexican peso, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

(e)

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of minerals such as gold, zinc, lead and copper. The Company’s input costs are also affected by the price of fuel.  The Company closely monitors mineral and fuel prices to determine the appropriate course of action to be taken by the Company.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash	$114,533	$-	$-	$114,533
Marketable securities	$-	$-	$-	$-
	$114,533	$-	$-	$114,533

7. Events after the Reporting Period

a)

On January 27, 2015, the Company announced that it has signed a binding agreement to acquire eight gold properties in Nevada, USA from Sandstorm Gold Ltd. (TSX: SSL) (“Sandstorm”).  Details of the acquisition include:

•

Eight gold properties acquired in Nevada;

•

Primarily epithermal and Carlin style gold targets;

•

the Company to pay 1,500,000 common shares (issued in January 2015) and grant a net smelter returns (NSR) royalty ranging from 0.5% to 1.0%;

•

the Company will also grant Sandstorm a right of first refusal on any future metal streaming agreements on these properties.

b)

On February 11, 2015, the Company announced that the Company and Estrella Gold Corporation (“Estrella”) (TSXV: EST) have agreed to combine to form Alianza Minerals Ltd. (“Alianza”) The new company will be a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America. The new company will have four projects in Peru, ten in Nevada, three in Mexico, and five in Yukon and the flexibility to acquire new projects in the Americas as opportunities arise. The proposed transaction has been unanimously approved by both company’s Boards of Directors. The parties have entered into an arrangement agreement (the “Agreement”) pursuant to which the Company will acquire Estrella’s shares on a one for one basis.  The Company will also complete a share consolidation and financing concurrent with the acquisition.

Highlights of the transaction include:

•

Consolidation of management, technical teams and project portfolios creating a stronger company and reducing administration costs;

•

Exposure to prolific jurisdictions in the Americas: Peru, Nevada, Mexico and Yukon;

•

$2 million financing;

•

Ability to leverage technical expertise from both companies’

•

Strong capital structure with 16.5 million shares outstanding post-transaction and financing;

•

Well-capitalized company able to take advantage of current market opportunities;

•

Increased exploration activity and news flow.

The transaction is structured as a plan of arrangement such that the Company will acquire all of the shares of Estrella, but is essentially a merger of companies with similar market capitalization and will be completed on the basis of one share of the Company for each Estrella share. Immediately upon completion of the transaction a consolidation of shares will take place, at a ratio of one new share for ten old shares. As a result Alianza will have 10.8 million shares outstanding, of which approximately 56.7% will be owned by the former Company’s shareholders.

As of February 26, 2015, the Company has entered into lockup agreements with Estrella’s officers, directors and large shareholders pursuant to which the parties agreed to refrain from selling or transferring an aggregate of 22,907,325 shares of Estrella’s common stock they own, representing 49.1% of the total issued and outstanding Estrella’s shares, until the Plan of Arrangement between the Company and Estrella has been completed and the new entity is formed.

A special meeting of the shareholders of Estrella will be held on Wednesday, April 8, 2015, with closing of the transaction being scheduled for the end of April, 2015. The record date for shareholders of Estrella to be entitled to vote on the transaction is Tuesday, March 3, 2015.

A financing will also be completed to raise $2 million on a post consolidation basis by way of a private placement of 5.7 million subscription receipts at a price of $0.35 each. The Subscription Receipts will be automatically convertible into one Alianza common share and one common share purchase warrant upon the closing of the acquisition. Each warrant will allow the holder to buy one Alianza common share at a price of $0.50 for a period of 3 years.

The private placement of subscription receipts will close before the transaction closes and the 4 month hold period will commence when the private placement closes. The funds from the private placement will then be held in escrow until the transaction is completed.  Subject to TSX Venture Exchange approval, the Company may pay finders’ fees of cash and/or securities on a portion of the Private Placement.

The acquisition and the Private Placement are subject to TSX Venture Exchange approval.  After the financing, acquisition and share consolidation, the Company will have 16.5 million shares outstanding.

8. Policies and Controls

8(a) Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the condensed consolidated interim statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiary in Mexico is the Mexican Peso.  The management’s consideration of the functional currency mainly resulted from the influence of the cost of providing goods and services in the subsidiary.

Estimates

•

the recoverability of receivables and prepayments which are included in the condensed consolidated interim statements of financial position;

•

the carrying value of any marketable securities and the recoverability of the carrying value which are included in the condensed consolidated interim statements of financial position;

•

the estimated useful lives of equipment which are included in the condensed consolidated interim statements of financial position and the related depreciation included in the condensed consolidated interim statements of comprehensive loss;

•

the inputs used in accounting for share-based payments, if any, in the condensed consolidated interim statements of comprehensive loss; and

•

the assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those properties where applicable.

8(b) Exploration and Evaluation Assets

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of its mineral claims and crediting all proceeds received against the cost of related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine Development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized within “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing Mines”.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditures are not expected to be recovered, they are charged to operations.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

9. Internal Control Over Financial Reporting

Changes in Internal Control over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

10. Information on the Officers and Board of Directors

Tarsis is proud of the experienced team of Officers and Directors that it has assembled.

The following are the directors and officers of the Company as of the date of this report:

Marc G. Blythe – President, Chief Executive Officer and Director

Mark T. Brown – Chief Financial Officer and Director

Craig T. Lindsay – Director

Adrian Fleming – Director

Jason Weber - Director

The Audit Committee members are:

Marc G. Blythe, Craig T. Lindsay and Adrian Fleming